Mail Stop 3561
      October 14, 2005

Michael J. Bradley
President and Chief Executive Officer
DCP Midstream Partners, LP
370 17th Street, Suite 2775
Denver, Colorado 80202

      Re:	DCP Midstream Partners, LP
		Registration Statement on Form S-1
      Filed September 16, 2005
		File No. 333-128378

Dear Mr. Bradley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page. We note, however, that you have stated the midpoint of the price range elsewhere in the document. Therefore, it is unclear why you have not disclosed the price range. If the included information changes, we may have additional comments. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
2. Provide us with a copy of the picture or graphics that you intend to use. Please note that we may have comments after our review of the artwork and that you should consider waiting to receive our clearance of the artwork before you print and circulate it.
3. We note on pages 8, 154 and elsewhere that the net proceeds from any exercise of the underwriters` over-allotment option will be used to borrow from a credit facility, the proceeds of which will be used in turn to redeem an equal number of units from affiliates of Duke Energy Field Services. Utilizing proceeds from the sale of units to redeem an equal number of units from affiliates of Duke Energy Field
Services appears to constitute a sale of those units for the account of those affiliates, rendering them selling shareholders in this offering. Please advise or revise.
Inside Front Cover Page, page iv
4. Please delete the discussion at the end of the section underneath the Table of Contents dealing with explanations of references to certain terms. The excessive detail is not consistent with the disclosure required of you by Item 502 of Regulation S-K. When you use defined terms like "Duke Field Energy Services" or pronouns like
"we" in the prospectus, please ensure that the references are clear from the context of the disclosure in the prospectus.

Summary, page 1
5. We remind you that the summary should provide a brief overview of the key aspects of the offering and your business. As currently drafted, your 11-page base summary is too long and some of the disclosure is repeated more appropriately and completely later in the prospectus. Please revise to eliminate redundancies and reduce the detail provided in the summary.
6. Please delete defined terms like "NGL," "PELICO," or "IRS" from this section and the rest of the forepart of the prospectus. See Rule 421(d) of Regulation C.
7. We note your discussion of the EBITDA you have generated through
June 30, 2005. Please delete any reference to non-GAAP financial measures from the base summary.

Summary of Conflicts of Interest and Fiduciary Duties, page 7
8. We note on page 9 in The Offering sub-section that your general partner has significant ability to reset incentive distribution rights. Please discuss briefly here how your general partner will receive increasing percentages of the cash you distribute in excess of 115% of the highest quarterly cash distribution per common unit, and how this right to reset the minimum quarterly distribution amount and the target distribution levels can be exercised without approval of your common unit holders or the conflicts committee of your general partner.

The Offering, page 8
9. Where you generally discuss your distribution policy, as in this section, please revise to state what you "will" pay instead of what you "intend" to pay common unit holders.

Cash Distributions, page 8
10. The current disclosure on the ability of your general partner to reset incentive distribution rights for common units is difficult to understand. Please clarify in simple language the mechanism of the rest option, when it can be exercised, for what purpose, and to what effect upon the distributions to your common unit holders.

Subordinated Units, page 10
11. Please clarify, if accurate, that the subordination period generally cannot end before December 31, 2008 or, at any event, before December 31, 2007.

Non-GAAP Financial Measures, page 15
12. We note your presentation of segment EBITDA for both your segments. Although you indicate that management uses segment EBITDA as a supplemental performance measure, we note that it is not presented in your segment footnote to your financial statements. Segment measures that are adjusted to exclude amounts included in the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance do not comply with FASB Statement 131 and are subject to all of the prohibitions of Regulation G and Item 10(e)
of Regulation S-K. Therefore, please revise to remove your segment
EBITDA measures here and elsewhere in your document. Refer to the segment information section of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Risk Factors, page 16
13. Some of your risk factors are unduly vague and do not contain adequate information either identifying the risk or the effects of the risk. Please revise to include sufficient, specific information to assess the risk discussed. Examples include:

* "The amount of cash we have available for distribution to unitholders...," page 17. Please state whether the amount of pro forma available cash to pay distributions that you have generated so far would have been sufficient to allow you to pay the full minimum quarterly distribution on the common and subordinated units and DCP
Midstream GP, LP`s 2% general partner interest during that period.
* "We depend on certain key producers and other customers...," page
19. Please disclose the percentage of your total natural gas supply you have sold to each of your key customers.

* Our debt levels may limit our flexibility in obtaining additional financing..., page 25. Please disclose the total dollar amount of debt you currently owe, exclusive of the $300 million credit facility to which you expect to enter.

* "Potential changes in accounting standards might cause us to revise our financial results...," page 26. Please make this discussion specific to identify why this risk is particularly applicable to you.

* "If we fail to develop or maintain an effective system of internal controls...," page 26. Similarly, please discuss why you are particularly vulnerable to this risk and why this risk is germane to you more than other companies generally.

* "Duke Energy Field Services and its affiliates are not limited in their ability to compete with us," page 28. Please revise the caption to reflect the real nature of this risk and the probable effects of this risk to investor.
These are only examples. As a general matter, you should express your risk factors in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk. Do not assume that investors will be able to decipher the risk.
14. Some risk factors discuss more than one discrete risk. For example, each of the risk factors captioned "Duke Energy Field Services controls our general partner..." on pages 27-28 and "Our partnership agreement limits our general partner`s fiduciary duties..." on page 29 is excessively long and appears to cluster together multiple risks. Please shorten the discussion by unbundling the risks, categorizing them under different headings if necessary.



We may not have sufficient cash from operations..., page 16
15. We note on page 9 that you will have sufficient cash from operations to make the initial quarterly distribution on all units for each quarter through December 31, 2006. Please disclose here the dollar amount of available cash you need to make cash distributions on your common units at the initial distribution rate.

Duke Energy Field Services controls our general partner..., page
27
16. In the ninth bullet point you state that your general partner determines which costs incurred by it and its affiliates are reimbursable by you. Please expand the risk factor disclosure to include a brief discussion of the risk that if you are unable or unwilling to fully reimburse or indemnify your general partner for obligations and liabilities it incurs in managing your business, the value of your general partner, and therefore the value of your common units, may decline.

We may issue additional units without your approval..., page 31
17. Please expand the discussion to explain briefly the risks associated with the unrestricted sale of units by affiliates of your general partner after this offering.

Use of Proceeds, page 36
18. The disclosure under the fourth bullet point is unclear.
Please
revise to disclose the dollar amount you intend to allocate to each
of your stated need to the extent known and practicable.
Our Cash Distribution Policy and Restrictions on Distributions,
page
40
19. If applicable, please discuss any limitation on the transfer of
cash from your operating subsidiaries at the operating company level
to you at the holding company level.  Also expand the discussion at
the bottom of page 41 to clarify, if accurate, that unit holders on
their own have no contractual or other legal rights to
distributions
from you and can only depend on the obligations you need to
perform
under your partnership agreement that relate to cash
distributions,
which is an agreement to which they have no legal standing.
20. We note on pages 41-42 that you will distribute all your available cash to common unit holders of record on a quarterly basis, and as part of calculating available cash, you subtract from cash generated from business any amount of expenses and reserves that your
"general partner determines is necessary or appropriate...."
Please
make clear wherever you discuss available cash whether your general partner has absolute discretion to determine the amount or is limited by standards of reasonableness, fairness or other restraints. In addition, clarify whether your general partner has the right to modify or repeal your dividend policy at any time and for or without any reason.

General, page 40
21. Please combine the two sub-sections on page 41 into one sub-section discussing the limitations to your growth.

Our Initial Distribution Rate, page 41
22. Please briefly convey after the table at the bottom of page 41 that the subordinate units may expire as early as December 31, 2007 and that in their place the general partner has the right to receive
Class B units with a reset incentive distribution rate. Please also provide corresponding footnote disclosure in the historical and next-twelve-months available cash tables, with more extensive disclosure as appropriate regarding the potential impact upon your ability to pay distributions as a result of the incentive distribution rights.
23. The language of the first full paragraph on page 42 is confusing.
Please break the paragraph into easily intelligible sentences for the enhanced readability of investors.

Unaudited Pro Forma Available Cash for Year Ended December 31,
2004
and Twelve Months Ended June 30, 2005, page 42
24. We note that EBITDA for DCP Midstream Partners Predecessor for the year ended December 31, 2004 includes an impairment charge for your equity method investment of $4.4 million, which is excluded from net cash provided by operating activities on DCP Midstream Partners
Predecessor`s combined statement of cash flows for the year ended December 31, 2004, making it necessary to present a $4.4 million reconciling item between net cash provided by operating activities and EBITDA in your calculation of Unaudited Pro Forma Available Cash.
We further note that you have presented a reconciling item of $4.4 million entitled "other, including changes in non-current assets and liabilities" in your reconciliation of Net Cash Provided by Operating
Activities to EBITDA for the year ended December 31, 2004. Please re-title this reconciling item as "Non-cash impairment of equity method investment." If the amount does not relate to the impairment charge, please explain.

Financial Forecast for the Twelve Months Ending December 31, 2006, page 45
25. It appears that you may be presenting a forecast of your operations over the next twelve months rather than the minimum EBITDA required to pay your minimum cash distribution over this period. Please note that the purpose of this section is to present the minimum EBITDA you need to generate over the next twelve months in order to pay the minimum cash distribution for this period. In this regard, we would expect your Statement of Forecasted Results of Operations and Cash Flows on page 47 to be appropriately re-titled along with the following changes:

* This table should reconcile the minimum EBITDA required to pay the minimum cash distributions over the next twelve-month period.

* Minimum EBITDA should be adjusted to arrive at cash available to pay distributions. Adjustments should include items arising from investing and financing activities such as cash interest expense, maintenance capital expenditures, expansion capital expenditures, borrowings, and equity issuances which would impact the amount of cash available for distribution.

Significant Forecast Assumptions, page 47
26. Please revise this caption to read "Assumptions and Considerations."
27. Please expand your discussion to quantify the impact of your assumptions as they relate to your estimated minimum EBITDA required to pay the minimum cash distributions over this period. Please also quantify the impact of your assumptions to the historical periods as they relate to EBITDA.

Selected Historical and Pro-Forma Financial and Operating Data,
page
64
28. Please include a line item for long-term debt in order to reflect the borrowings under your new credit facility on your pro-forma balance sheet at June 30, 2005. Refer to Item 301(b)(2) of Regulation S-K. Please similarly revise your Summary Historical and
Pro Forma Financial and Operating Data on page 13.

Management`s Discussion and Analysis, page 65

General Trends and Outlook, page 66
29. We note that you discuss certain factors that would affect your results of operations and the general trends and outlook in your industry. Please discuss here and in the Risk Factors, as applicable, any material adverse effects the recent hurricanes have had on your business, operations, facilities and customers. If you were adversely affected by the hurricanes, include a concise discussion in the prospectus summary.

Results of Operations, page 73
30. Throughout this section, you have not provided explanations of the underlying causes of many of the material changes between reporting periods. For example, in your explanation of gross margin changes in your percentage-of-proceeds processing arrangements from the year ended December 31, 2003 to December 31, 2004, you did not explain why per unit margin from your PELICO system improved. For all material changes, to the extent practicable, please revise to describe the underlying causes of the changes in your results of operations and provide a more detailed analysis of material year-to-year changes and trends. For further guidance please refer to Item
303(a)(3) of Regulation S-K and the our Interpretative Releases on Management`s Discussion and Analysis, Release 33-8350 and Section III.D of Release 33-6835, both of which are available on our website at www.sec.gov.

Combined Overview, page 73
31. We note that your presentation of the amount of your impairment of equity method investment in parenthesis is inconsistent with other income and expense line items, the amounts of which you present as absolute values. Please revise your combined overview to provide more consistent presentation of both income and expense line items.
Please also make corresponding changes to the segment overview presentations on pages 76 and 79.

Liquidity and Capital Resources, page 80

Cash Flows Provided by Operating Activities, page 81
32. Please note that your discussion should not be a narrative recitation of information readily available from the statement of cash flows. Please revise your filing to enhance the reader`s understanding of your cash flow and working capital by expanding your discussion to fully explain the reasons for significant changes. In this regard, we note that the significant fluctuations in working capital items are not analyzed to permit a reader to understand the extent to which changes are the result of growth of the business versus changes in timing of working capital turnover, such as changes in days payables outstanding, days sales outstanding. Please explain in more detail what the underlying reasons are for period-to-period fluctuations as well as the expected effects of known trends, uncertainties and events on future cash flow. Please refer to
Section IV.B of our Interpretive Release 33-6835, which is available on our website at www.sec.gov.

Description of Credit Agreement, page 82
33. Please disclose the identity of the syndicate of financial institutions with which you will enter into a credit agreement in connection with the closing of the offering. Specify succinctly in a bullet point list the covenants and conditions of the agreement that may affect your distribution of available cash to common unit holders even without the imminence or occurrence of a default.

Quantitative and Qualitative Disclosures about Market Risk, page
85
34. Please revise to include quantitative information regarding commodity price risk. See Item 305(a) of Regulation S-K.

Business, page 89
35. We note your use of various statistics throughout this section, for example, figures quoted from Energy Information Administration on page 91. For each statistic, please tell us whether its source is publicly available. If it was prepared especially for you, file a consent for that industry source. Additionally, provide us with annotated copies of the cited materials as support.

Management, page 108
36. It appears from the disclosure on page 108 that you have contemplated the structure and functions of the future board of your general partners. To the extent known, please discuss in an appropriate location in this section the compensation you intend to the directors and other members of your management.
Certain Relationships and Related Party Transactions, page 114 Omnibus Agreement, page 115
37. Please provide a tabular summary, if applicable, itemized by category and specifying dollar amounts where possible, of all compensation, fees, profits, and other benefits, including reimbursement for expenses, and so on, which your general partner and its affiliates may earn or receive in connection with this offering or the operations of the limited partnership.
Merchant Agreements, page 117
38. Please identify by name the subsidiary of Duke Energy Field Services that you use as an agent to purchase natural gas from third parties.
Conflicts of Interest and Fiduciary Duties, page 118

Conflicts of Interests, page 118
39. It appears that your general partner may make certain decisions without others` approval. Please specify all decisions or types of decisions your general partner is entitled to make in its sole discretion. In addition, if there is any appreciable likelihood that you general partner would exercise its power to withhold its consent to an assignee requesting admission as a substituted limited partner, as described on page 125, please include an appropriate risk factor discussing the negative impact on liquidity of such a power of your general partner.

Fiduciary Duties, page 122
40. On page 123 you state that in order to become one of your limited partners, "a common unitholder is required to agree to be bound by the provisions in the partnership agreement..." Please clarify that the limited partners agree to be bound by the partnership agreement by purchasing common units.

Limited Call Right, page 135
41. We note that your general partner and its affiliates may exercise their call right to purchase all of the remaining outstanding common units for at least their current market price as of the date three days before the call notice is mailed. We understand that the common unit holders will not have to sell the common units at less than their current market price as of the specified date. In light of this fact, please elaborate to explain your warning how the unit holders may have to dispose their interests "at an undesirable time or price."
Underwriting, page 153

Lock-Up Agreements, page 154
42. With respect to the lock-up agreements to which you refer, please disclose whether the underwriters may allow, on certain circumstances, a transaction prohibited by those agreements, and if so, discuss all factors it will consider before granting its consent.

Directed Unit Program, page 154
43. Please provide us with all materials given to potential purchasers in the directed unit offering. In addition, describe to us the mechanics of how and when the common units under the directed share program are offered and sold to investors. For example, tell us how the prospective recipients, particularly the "certain other persons" and the number of reserved units are determined. Tell us how and when the issuer and underwriter notified the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Tell us whether directed unit purchasers are required to establish accounts before the effective time, and, if so, whether any funds are put in newly established brokerage accounts before the effective date. Tell us how the procedures for the directed unit program differ from the procedures for the general offering to the public. Finally, tell us how you will assure that this offer will meet the requirements of Section 5 of the Securities
Act and Rule 134.

Electronic Distribution, page 155
44. We note that you may deliver this prospectus electronically to some investors. To the extent that you will engage in any marketing of this offering online, please confirm that your procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division`s Office of Chief Counsel, and that the procedures have not changed since such clearance.

Unaudited Pro Forma Combined Statement of Operations, page F-4
45. Please note that when dividends are to be paid from the proceeds of the offering, you should present pro forma per share data (for the latest year and interim period) giving effect to the number of shares whose proceeds were to be used to pay the dividend. Refer to SAB Topic 1:B:3.

Exhibits
46. Please file all required exhibits, such as the underwriting agreement, the legal and tax opinions and the limited partnership agreement of your general partner, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.


* * * * *
















      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Scott Ruggiero, Staff Accountant, at (202)
551-
3331, or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Thomas P. Mason, Esq.
	Vinson & Elkins L.L.P.
	Fax:  (713) 615-5320




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Michael J. Bradley
DCP Midstream Partners LP
October 14, 2005
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